

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2011

Mr. David J. Kimichik
Chief Financial Officer
Ashford Hospitality Trust
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> **Re:** **Ashford Hospitality Trust**
> **Form 10-K for the year ended 12/31/2010**
> **Filed on 3/4/2011**
> **File No. 001-31775**

Dear Mr. David J. Kimichik:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 2. Properties, page 31

1. In future periodic filings please include in your hotel portfolio information details regarding the hotel property type(s), such as, full service, limited service or extended stay.

Liquidity and Capital Resources, page 40

2. In future periodic filings, with respect to your ATM program and to the extent shares are sold in the reporting period, please disclose the amount of shares sold, average price and/or gross proceeds, net proceeds or offering expenses/commissions, the use of proceeds for sales, and amount remaining in the program in such reporting period.

David J. Kimichik
Ashford Hospitality Trust
June 3, 2011
Page 2

Financial Statements and Notes

Consolidated Statements of Operations, page 60

3.   We note that you have included dividends declared per common share on the face of
your Consolidated Statements of Income versus in the notes to your financial
statements. Tell us how your disclosure complies with the guidance in paragraph 260-
10-45-5 of the FASB Accounting Standards Codification.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

        You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3486 if you
have questions regarding comments on the financial statements and related matters. Please
contact Folake Ayoola at (202) 551 - 3673 or Tom Kluck at (202) 551 – 3233 with any other
questions.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief